UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-55614

THE AVAYA INC. SAVINGS PLAN FOR THE VARIABLE WORKFORCE

(Exact name of registrant as specified in its charter)

211 Mount Airy Road, Basking Ridge, NJ 07920; (908) 953-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in The Avaya Inc. Savings Plan for the Variable Workforce*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: Zero (0)

* Effective December 15, 2005, The Avaya Inc. Savings Plan for the Variable Workforce was merged with and into

The Avaya Inc. Savings Plan and on that date The Avaya Inc. Savings Plan for the Variable Workforce ceased to exist as a separate plan.

Pursuant to the requirements of the Securities Exchange Act of 1934 The Avaya Inc. Savings Plan for the Variable Workforce has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

The Avaya Inc. Savings Plan,
as successor to The Avaya Inc. Savings Plan for the Variable Workforce

Date:	October 5, 2006	By:	/s/ Bruce Lasko
Bruce Lasko
Plan Administrator and Senior Manager of Retirement Plans

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.